Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2022 ANNUAL RESULTS

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces the annual results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2022 together with the comparative figures for 2021, which have been derived from the Group’s audited consolidated financial statements for the year ended 31 December 2022.

FINANCIAL RESULTS

A.	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

CONSOLIDATED INCOME STATEMENTS

For the year ended 31 December 2022

	Note	2022	2021
		RMB million	RMB million
Operating revenue
Traffic revenue		80,901	95,279
Other operating revenue		6,158	6,365

Total operating revenue	4	87,059	101,644

Operating expenses
Flight operation expenses	5	51,241	45,569
Maintenance expenses		11,224	12,162
Aircraft and transportation service expenses		17,506	21,147
Promotion and selling expenses		4,355	4,705
General and administrative expenses		3,511	3,663
Depreciation and amortisation	6	24,266	24,241
Impairment losses on property, plant and equipment, right-of-use assets and other assets		449	2,597
Others		2,710	2,256

	Note	2022	2021
		RMB million	RMB million
Total operating expenses		115,262	116,340

Other net income	7	5,661	4,767

Operating losses		(22,542)	(9,929)
Interest income		457	675
Interest expense	8	(6,006)	(6,202)
Exchange (loss)/gain, net	20	(3,619)	1,575
Share of associates’ results		(13)	9
Share of joint ventures’ results		304	271
Changes in fair value of financial assets/liabilities		(388)	(309)
Gain on disposal of subsidiaries		215	—
Gain on disposal of associates		42	—

Loss before income tax		(31,550)	(13,910)
Income tax	9	(2,166)	2,894

Loss for the year		(33,716)	(11,016)

Loss attributable to:
Equity shareholders of the Company		(32,699)	(12,106)
Non-controlling interests		(1,017)	1,090

Loss for the year		(33,716)	(11,016)

Loss per share
Basic and diluted (expressed in RMB per share)	10	(1.90)	(0.75)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended 31 December 2022

	2022 RMB million	2021 RMB million
Loss for the year	(33,716)	(11,016)

Other comprehensive income:
Items that will not be reclassified to profit or loss
– Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)	142	(236)
– Share of other comprehensive income of an associate	—	(2)
– Income tax effect of the above items	(35)	60
Items that are or may be reclassified subsequently to profit or loss
– Cash flow hedge: fair value movement of derivative financial instrument	—	42
– Differences resulting from the translation of foreign currency financial statements	1	—
– Share of other comprehensive income of an associate	—	3
– Income tax effect of the above items	—	(10)

Other comprehensive income for the year	108	(143)

Total comprehensive income for the year	(33,608)	(11,159)

Total comprehensive income attributable to:
Equity shareholders of the Company	(32,637)	(12,189)
Non-controlling interests	(971)	1,030

Total comprehensive income for the year	(33,608)	(11,159)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2022

		31 December	31 December
	Note	2022	2021
		RMB million	RMB million
Non-current assets
Property, plant and equipment, net	12	90,517	91,186
Construction in progress	13	33,300	31,847
Right-of-use assets	14	131,954	138,439
Goodwill		237	237
Interest in associates		2,588	2,637
Interest in joint ventures		3,618	3,341
Aircraft lease deposits		354	321
Other equity instrument investments		659	563
Other non-current financial assets		436	589
Derivative financial assets		27	—
Amounts due from related companies		357	151
Deferred tax assets	15	12,471	12,823
Other assets		2,274	3,211

		278,792	285,345

Current assets
Inventories		1,387	1,652
Trade receivables	16	2,619	2,858
Other receivables	17	7,939	9,599
Cash and cash equivalents		19,889	21,456
Assets held for sale		709	1,292
Restricted bank deposits		174	158
Prepaid expenses and other current assets		619	736
Derivative financial assets		2	—
Amounts due from related companies		116	115

		33,454	37,866

		31 December	31 December
	Note	2022	2021
		RMB million	RMB million
Current liabilities
Derivative financial liabilities	18	1,708	1,222
Borrowings	19	85,336	57,913
Lease liabilities	20	21,799	20,805
Trade payables	21	1,537	1,328
Contract liabilities		1,496	1,542
Sales in advance of carriage		3,383	3,716
Current income tax		312	844
Amounts due to related companies		435	363
Accrued expenses		17,636	15,479
Other liabilities		7,816	7,778

		141,458	110,990

Net current liabilities		(108,004)	(73,124)

Total assets less current liabilities		170,788	212,221

Non-current liabilities
Borrowings	19	34,444	38,354
Lease liabilities	20	72,963	81,944
Derivative financial liabilities		—	20
Other non-current liabilities		1,954	1,824
Amounts due to related companies		85	—
Provision for major overhauls		5,199	4,820
Deferred benefits and gains		760	725
Deferred tax liabilities		24	26

		115,429	127,713

Net assets		55,359	84,508

Capital and reserves
Share capital		18,121	16,948
Reserves		23,154	50,903

Total equity attributable to equity shareholders of the Company		41,275	67,851
Non-controlling interests		14,084	16,657

Total equity		55,359	84,508

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2022

		Attributable to equity shareholders of the Company
	Share capital	Share premium	Fair value reserve (recycling)	Fair value reserve (non- recycling)	Other reserves	Retained earnings/ (accumulated losses)	Total	Non- controlling interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2021	15,329	38,541	(35)	274	3,390	12,085	69,584	15,547	85,131
Changes in equity for 2021:
Loss for the year	—	—	—	—	—	(12,106)	(12,106)	1,090	(11,016)
Other comprehensive income	—	—	35	(118)	—	—	(83)	(60)	(143)
Total comprehensive income	—	—	35	(118)	—	(12,106)	(12,189)	1,030	(11,159)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(659)	(659)
Conversion of convertible bonds to ordinary shares	1,619	8,837	—	—	—	—	10,456	—	10,456
Capital injection from non-controlling interests	—	—	—	—	—	—	—	810	810
Decrease in non-controlling interests as a result of liquidation of a subsidiary	—	—	—	—	—	—	—	(71)	(71)

Balance at 31 December 2021	16,948	47,378	—	156	3,390	(21)	67,851	16,657	84,508

Changes in equity for 2022:
Loss for the year	—	—	—	—	—	(32,699)	(32,699)	(1,017)	(33,716)
Other comprehensive income	—	—	—	61	1	—	62	46	108
Total comprehensive income	—	—	—	61	1	(32,699)	(32,637)	(971)	(33,608)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(912)	(912)
Insurance of shares	1,173	4,873	—	—	—	—	6,046	—	6,046
Capital injection from non-controlling interests	—	—	—	—	15	—	15	12	27
Decrease in non-controlling interests as a result of disposal of subsidiaries	—	—	—	—	—	—	—	(702)	(702)
Disposal of an equity instrument investment	—	—	—	40	—	(40)	—	—	—

Balance at 31 December 2022	18,121	52,251	—	257	3,406	(32,760)	41,275	14,084	55,359

Notes to the financial information prepared in accordance with IFRSs:

1.	CORPORATE INFORMATION

China Southern Airlines Company Limited (the “Company”), a joint stock limited company, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The address of the Company’s registered office is Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Company Limited (“CSAH”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited.

2.	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The IASB has issued certain amendments to IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Note 3 provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these consolidated financial statements.

The consolidated financial statements for the year ended 31 December 2022 comprise the Group and the Group’s interest in associates and joint ventures.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value:

•	other equity instrument investments;

•	other non-current financial assets (FVPL); and

•	derivative financial assets/liabilities.

Non-current assets (or disposal groups) held for sale are stated at the lower of carrying amount and fair value less costs to sell.

3.	CHANGES IN ACCOUNTING POLICIES

The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements for the current accounting period:

•	Amendments to IAS 16, Property, plant and equipment: Proceeds before intended use

•	Amendments to IAS 37, Provisions, contingent liabilities and contingent assets: Onerous contracts — cost of fulfilling a contract

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the amended IFRSs are discussed below:

Amendments to IAS 16, Property, plant and equipment: Proceeds before intended use

The amendments prohibit an entity from deducting the proceeds from selling items produced before that asset is available for use from the cost of an item of property, plant and equipment. Instead, the sales proceeds and the related costs should be included in profit and loss. The adoption of the amendments does not have any material impact on the financial position and the financial result of the Group.

Amendments to IAS 37, Provisions, contingent liabilities and contingent assets: Onerous contracts — cost of fulfilling a contract

The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The adoption of the amendments does not have any material impact on the financial position and the financial result of the Group.

4.	REVENUE AND SEGMENT INFORMATION

(a)	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

(i)	Disaggregation of revenue

Disaggregation of revenue from contracts with customers by major service lines is as follows:

	2022	2021
	RMB million	RMB million
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
– Traffic revenue
– Passenger	60,017	75,392
– Cargo and mail	20,884	19,887
– Commission income	2,073	2,677
– General aviation income	431	572
– Cargo handling income	1,123	864
– Hotel and tour operation income	497	538
– Ground services income	282	326
– Air catering service income	203	271
– Others	1,351	885

	86,861	101,412
Revenue from other sources:
– Rental income	198	232

	87,059	101,644

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 4(b) and 4(c) respectively.

(ii)	Revenue expected to be recognised in the future arising from contracts with customers in existence at the reporting date

As at 31 December 2022, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programmes, amounted to RMB3,173 million (31 December 2021: RMB3,061 million). This amount represents revenue expected to be recognised in the future when the customers obtain control of the goods or services.

(b)	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes cargo handling, hotel and tour operation, ground services, air catering services and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment loss before taxation, assets and liabilities, which arises from different accounting policies, are set out in Note 4(d).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results of the Group for the year ended 31 December 2022 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,148	1,133	(747)	—	2,534
Over time	84,197	3,152	(2,824)	—	84,525

Revenue from external customers	85,935	1,124	—	—	87,059
Inter-segment sales	410	3,161	(3,571)	—	—

Reportable segment revenue	86,345	4,285	(3,571)	—	87,059

Reportable segment loss before taxation	(31,233)	(452)	(8)	167	(31,526)

Reportable segment loss after taxation	(33,339)	(549)	(8)	198	(33,698)

Other segment information
Income tax	2,106	97	—	(31)	2,172
Interest income	549	20	(112)	—	457
Interest expense	6,096	41	(131)	—	6,006
Depreciation and amortisation	23,830	430	—	—	24,260
Impairment losses	582	—	—	—	582
Credit losses	(4)	1	—	—	(3)
Share of associates and joint ventures’ results	—	—	—	291	291
Gain on disposal of subsidiaries and associates	—	—	—	257	257
Change in fair value of financial assets/ liabilities	—	—	—	(388)	(388)
Non-current assets additions during the year#	23,739	385	(312)	—	23,812

The segment results of the Group for the year ended 31 December 2021 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,763	1,418	(1,171)	—	3,010
Over time	98,206	3,257	(2,829)	—	98,634

Revenue from external customers	100,419	1,225	—	—	101,644
Inter-segment sales	550	3,450	(4,000)	—	—

Reportable segment revenue	100,969	4,675	(4,000)	—	101,644

Reportable segment loss before taxation	(13,769)	(111)	2	(25)	(13,903)

Reportable segment loss after taxation	(10,998)	(67)	2	52	(11,011)

Other segment information
Income tax	(2,771)	(44)	—	(77)	(2,892)
Interest income	763	15	(103)	—	675
Interest expense	6,291	26	(115)	—	6,202
Depreciation and amortisation	23,854	380	—	—	24,234
Impairment losses	2,596	18	—	—	2,614
Credit losses	1	(2)	—	—	(1)
Share of associates’ results	—	—	—	9	9
Share of joint ventures’ results	—	—	—	271	271
Change in fair value of financial assets/liabilities	—	—	—	(309)	(309)
Non-current assets additions during the year#	21,457	905	(359)	—	22,003

The segment assets and liabilities of the Group as at 31 December 2022 and 31 December 2021 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 31 December 2022
Reportable segment assets	301,356	5,677	(1,974)	6,942	312,001
Reportable segment liabilities	254,087	3,089	(1,997)	1,708	256,887

As at 31 December 2021
Reportable segment assets	312,020	5,909	(1,616)	6,635	322,948
Reportable segment liabilities	236,428	2,640	(1,607)	1,242	238,703

*

Unallocated assets primarily include interest in associates and joint ventures, derivative financial assets and equity securities. Unallocated liabilities primarily include derivative financial liabilities. Unallocated results primarily include the share of results of associates and joint ventures, gain on disposal of subsidiaries and associates, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss.

#

The additions of non-current assets do not include interests in associates and joint ventures, other equity instrument investments, other non-current financial assets, derivative financial assets and deferred tax assets.

(c)	Geographical information

The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment are analysed based on the following criteria:

(1)

Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

(2)

Revenue from commission income, general aviation, cargo handling, hotel and tour operation, ground services, air catering services and other miscellaneous services are classified on the basis of where the services are performed.

	2022	2021
	RMB million	RMB million
Domestic	57,256	76,517
International	29,249	24,739
Hong Kong, Macau and Taiwan	554	388

	87,059	101,644

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(d)	Reconciliation of reportable segment loss before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements

	2022	2021
	RMB million	RMB million
Loss before income tax
Reportable segment loss before taxation	(31,526)	(13,903)
Capitalisation of exchange difference of specific loans	(25)	(8)
Government grants	1	1

Consolidated loss before income tax	(31,550)	(13,910)

	31 December 2022	31 December 2021
	RMB million	RMB million
Asset
Reportable segment assets	312,001	322,948
Capitalisation of exchange difference of specific loans	14	39
Government grants	(4)	(5)
Adjustments arising from business combinations under common control	237	237
Others	(2)	(8)

Consolidated total assets	312,246	323,211

Liabilities

As at 31 December 2022 and 2021, the amount of reportable segment liabilities is the same as the amount of consolidated total liabilities.

5	FLIGHT OPERATION EXPENSES

	2022	2021
	RMB million	RMB million
Jet fuel costs	32,669	25,505
Flight personnel payroll and welfare	10,602	10,763
Air catering expenses	1,332	1,577
Civil Aviation Development Fund	704	1,059
Aircraft operating lease charges	791	920
Training expenses	898	690
Aircraft insurance	176	184
Others	4,069	4,871

	51,241	45,569

6	DEPRECIATION AND AMORTISATION

	2022	2021
	RMB million	RMB million
Depreciation of property, plant and equipment	8,659	8,835
Depreciation of right-of-use assets	15,067	14,888
Other amortisation	540	518

	24,266	24,241

7	OTHER NET INCOME

	2022	2021
	RMB million	RMB million
Government grants	4,688	4,040
Gains on disposal of property, plant and equipment and right-of-use assets
– Aircraft and spare engines	275	149
– Other property, plant and equipment and right-of-use assets	25	214
Others	673	364

	5,661	4,767

8	INTEREST EXPENSE

	2022	2021
	RMB million	RMB million
Interest on borrowings	2,797	2,448
Interest relating to leases liabilities	3,899	4,434

Total interest expense on financial liabilities not at fair value through profit or loss	6,696	6,882
Less: interest expense capitalised (Note)	(690)	(701)

	6,006	6,181
Interest rate swaps: cash flow hedge, reclassified from equity	—	21

	6,006	6,202

Note:	The weighted average interest rate used for interest capitalisation was 2.54% per annum in 2022 (2021: 2.61%).

9	INCOME TAX

(a)	Income tax debit/(credit) in the consolidated income statement

	2022	2021
	RMB million	RMB million
PRC income tax
– Provision for the year	1,854	2,159
– (Over)/under-provision in prior year	(2)	35

	1,852	2,194
Deferred tax
Origination and reversal of temporary differences	314	(5,088)

Income tax debit/(credit)	2,166	(2,894)

In respect of a majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

For the year of 2022, the Company and its branches and subsidiaries in mainland China are subject to income tax rates ranging from 15% to 25% (2021: 15% to 25%), and certain subsidiaries of the Company in Hong Kong are subject to income tax at 16.5%(2021: 16.5%).

(b)	Reconciliation between actual income tax debit/(credit) and calculated tax based on accounting loss at applicable income tax rates

	2022	2021
	RMB million	RMB million
Loss before income tax	(31,550)	(13,910)

Notional tax on loss before taxation, calculated at the rates applicable to loss in the tax jurisdictions concerned	(7,678)	(3,380)
Adjustments for tax effect of:
Non-deductible expenses	90	96
Share of results of associates and joint ventures and other non-taxable income	(76)	(70)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognised	6,956	489
Reversal of tax losses recognised as deferred tax assets in prior years	2,916	—
Utilisation of unused tax losses and deductible temporary differences for which no deferred tax assets were recognised in prior years	(1)	(32)
(Over)/under-provision in prior year	(2)	35
Super deduction of research and development expenses	(39)	(32)

Income tax debit/(credit)	2,166	(2,894)

10	LOSS PER SHARE

The calculation of basic loss per share for the year ended 31 December 2022 is based on the loss attributable to equity shareholders of the Company of RMB32,699 million (2021: RMB12,106 million) and the weighted average of 17,205,242,710 shares in issue during the year (2021: 16,201,129,384 shares).

	2022	2021
	million	million
Issued ordinary shares at 1 January	16,948	15,329
Effect of issuance of shares	257	872

Weighted average number of ordinary shares at 31 December	17,205	16,201

The amount of diluted loss per share is the same as basic loss per share as the effect of convertible bonds is anti-dilutive for the year ended 31 December 2022 and for the year ended 31 December 2021.

11	DIVIDENDS

The directors did not recommend any final dividend in respect of the years ended 31 December 2022 and 2021.

12	PROPERTY, PLANT AND EQUIPMENT, NET

	Investment properties	Buildings	Aircraft	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At 1 January 2021	522	21,475	114,380	25,025	9,936	171,338
Additions	—	66	2,855	487	668	4,076
Transferred from construction in progress	—	2,097	8,796	434	486	11,813
Reclassification on change of holding intention:
– transferred to other property, plant and equipment	(32)	32	—	—	—	—
– transferred from other property, plant and equipment	50	(50)	—	—	—	—
Transferred to assets held for sale	—	—	(6,309)	(152)	—	(6,461)
Transferred from right-of-use assets on exercise of purchase option (Note 14)	—	—	2,761	—	—	2,761
Others	9	—	—	—	—	9
Disposals	(8)	(115)	(6,393)	(441)	(556)	(7,513)

At 31 December 2021	541	23,505	116,090	25,353	10,534	176,023

At 1 January 2022	541	23,505	116,090	25,353	10,534	176,023
Additions	—	30	2,356	554	430	3,370
Transferred from construction in progress	—	788	4,360	65	141	5,354
Transferred from other assets	—	1,012	88	—	—	1,100
Reclassification on change of holding intention:
– transferred to other property, plant and equipment	(122)	122	—	—	—	—
– transferred from other property, plant and equipment	146	(146)	—	—	—	—
Transferred from right-of-use assets on exercise of purchase option (Note 14)	—	—	7,032	246	—	7,278
Transferred from right-of-use assets to investment properties (Note 14)	19	—	—	—	—	19
Transferred to assets held for sale	—	—	(2,861)	—	—	(2,861)
Disposals
– disposals	(7)	(65)	(10,558)	(186)	(221)	(11,037)
– disposal of subsidiaries	—	(62)	—	(2,114)	(39)	(2,215)

At 31 December 2022	577	25,184	116,507	23,918	10,845	177,031

	Investment properties	Buildings	Aircraft	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:
At 1 January 2021	210	5,440	59,517	14,308	5,717	85,192
Depreciation charge for the year	16	712	5,673	1,394	1,040	8,835
Reclassification on change of holding intention:
– transferred to other property, plant and equipment	(19)	19	—	—	—	—
– transferred from other property, plant and equipment	35	(35)	—	—	—	—
Transferred to assets held for sale	—	—	(2,746)	(66)	—	(2,812)
Transferred from right-of-use assets on exercise of purchase option (Note 14)	—	—	1,202	—	—	1,202
Disposals	(6)	(28)	(4,270)	(406)	(414)	(5,124)
Provision for impairment losses	—	—	914	80	—	994
Impairment losses transferred to assets held for sale	—	—	(2,581)	(60)	—	(2,641)
Impairment losses written off on disposals	—	—	(809)	—	—	(809)

At 31 December 2021	236	6,108	56,900	15,250	6,343	84,837

At 1 January 2022	236	6,108	56,900	15,250	6,343	84,837
Depreciation charge for the year	19	758	5,601	1,215	1,066	8,659
Reclassification on change of holding intention:
– transferred to other property, plant and equipment	(38)	38	—	—	—	—
– transferred from other property, plant and equipment	25	(25)	—	—	—	—
Transferred from right-of-use assets on exercise of purchase option (Note 14)	—	—	3,680	58	—	3,738
Transferred from right-of-use assets to investment properties (Note 14)	1	—	—	—	—	1
Transferred to assets held for sale	—	—	(2,178)	—	—	(2,178)
Disposals
– disposals	(7)	(29)	(7,239)	(137)	(185)	(7,597)
– disposal of subsidiaries	—	(39)	—	(1,279)	(29)	(1,347)
Provision for impairment losses (a)	—	—	348	68	—	416
Impairment losses transferred from right-of-use (Note 14)	—	—	429	—	—	429
Impairment losses written off on disposals	—	—	(444)	—	—	(444)

At 31 December 2022	236	6,811	57,097	15,175	7,195	86,514

Net book value:
At 31 December 2022	341	18,373	59,410	8,743	3,650	90,517

At 31 December 2021	305	17,397	59,190	10,103	4,191	91,186

(a)

As at 31 December 2022, the Group reported aircraft and related equipment in the amount of RMB192,737 million. For the year ended 31 December 2022, the Group made impairment provision of RMB449 million in aggregate towards certain aged or market value declined aircraft and related equipment based on its fleet disposal plans. Among which, the impairment provision for owned aircraft and related equipment were RMB416 million, and the impairment provision for leased aircraft and related equipment were RMB33 million (Note 14). Provision were made when asset’s carrying amount exceed its recoverable amount. The estimated recoverable amounts of above aircraft and related equipment with impairment indications were based on the fair value less cost to sell, which was determined by reference to the appraisal results valued by external appraisal expert based on the cost method or market method.

13	CONSTRUCTION IN PROGRESS

	2022	2021
	RMB million	RMB million
Advance payment for aircraft and flight equipment	31,838	30,122
Others	1,462	1,725

	33,300	31,847

14	RIGHT-OF-USE ASSETS

	Aircraft and engines	Land use rights	Buildings	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At 1 January 2021	220,701	6,481	3,022	765	230,969
Additions	3,493	343	1,194	243	5,273
Transferred from construction in progress	302	61	—	152	515
Transferred to property, plant and equipment on exercise of purchase option (Note 12)	(2,761)	—	—	—	(2,761)
Transferred to assets held for sale	(1,582)	—	—	—	(1,582)
Disposals	(5,959)	(75)	(931)	(26)	(6,991)

At 31 December 2021	214,194	6,810	3,285	1,134	225,423

At 1 January 2022	214,194	6,810	3,285	1,134	225,423
Additions	5,500	12	579	11	6,102
Transferred from construction in progress	5,706	—	—	71	5,777
Transferred from right-of-use assets to investment properties (Note 12)	—	(19)	—	—	(19)
Transferred to property, plant and equipment on exercise of purchase option (Note 12)	(7,032)	—	—	(246)	(7,278)
Disposals
– disposals	(1,607)	(53)	(582)	(145)	(2,387)
– disposal of subsidiaries	—	(47)	(13)	(64)	(124)

At 31 December 2022	216,761	6,703	3,269	761	227,494

	Aircraft and engines	Land use rights	Buildings	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated amortisation and impairment losses:
At 1 January 2021	77,338	947	1,502	117	79,904
Amortisation charge for the year	13,616	140	954	178	14,888
Transferred to property, plant and equipment on exercise of purchase option (Note 12)	(1,202)	—	—	—	(1,202)
Transferred to assets held for sale	(616)	—	—	—	(616)
Disposals	(5,959)	—	(913)	(21)	(6,893)
Provision for impairment losses	1,585	—	—	—	1,585
Impairment losses transferred to assets held for sale	(682)	—	—	—	(682)

At 31 December 2021	84,080	1,087	1,543	274	86,984

At 1 January 2022	84,080	1,087	1,543	274	86,984
Amortisation charge for the year	13,767	173	937	190	15,067
Transferred to property, plant and equipment on exercise of purchase option (Note 12)	(3,680)	—	—	(58)	(3,738)
Transferred from right-of-use assets to investment properties (Note 12)	—	(1)	—	—	(1)
Disposals
– disposals	(1,594)	(25)	(563)	(145)	(2,327)
– disposal of subsidiaries	—	(12)	(6)	(31)	(49)
Impairment losses transferred to property, plant and equipment (Note 12)	(429)	—	—	—	(429)
Provision for impairment losses (Note 12(a))	33	—	—	—	33

At 31 December 2022	92,177	1,222	1,911	230	95,540

Net book value:
At 31 December 2022	124,584	5,481	1,358	531	131,954

At 31 December 2021	130,114	5,723	1,742	860	138,439

15	DEFERRED TAX ASSETS

Deferred tax assets arise from deductible temporary differences and unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the related tax benefit can be utilised. The Group’s tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five or eight years (According to the Notice of the Ministry of Finance on the Taxation Policy for supporting the prevention of pandemic of Covid-19 (No. 8, 2020), the carry over period for tax losses of enterprises in certain difficult industries suffering from the epidemic in 2020 will be extended from 5 years to 8 years). Therefore, the Group’s tax losses occurred in 2020 can be carried forward for 5-8 years, and the Group’s tax losses occurred in other years can be carried forward for 5 years.

16	TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2022	2021
	RMB million	RMB million
Within 1 month	1,942	2,337
More than 1 month but less than 3 months	425	273
More than 3 months but less than 12 months	231	236
More than 1 year	74	51

	2,672	2,897
Less: loss allowance	(53)	(39)

	2,619	2,858

17	OTHER RECEIVABLES

	2022	2021
	RMB million	RMB million
VAT recoverable	5,609	7,854
Government grants receivables	985	474
Rebate receivables on aircraft acquisitions	493	302
Other deposits	166	155
Others	822	972

	8,075	9,757
Less: loss allowance	(136)	(158)

	7,939	9,599

18	DERIVATIVE FINANCIAL LIABILITIES

In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par. The convertible bonds have a term of six years from the date of the issuance and the convertible bonds bear interest at the annual rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year. Interest is paid once a year. Conversion rights are exercisable from 21 April 2021 to 14 October 2026 at an initial conversion price of RMB6.24 per share, subject to clauses of adjustment and downward revision of conversion price, redemption and sell-back. Convertible bonds, which conversion rights have not been exercised in five transaction days after maturity, will be redeemed at 106.5% of par value (including the interest for the sixth year).

Any excess of proceeds over the fair value amount initially recognised as the derivative component is recognised as the host liability component. Transaction costs related to the issuance of the convertible bonds are allocated to the host liability and are recognised initially as part of the liability. The derivative component is subsequently remeasured at fair value while the host liability component is subsequently carried at amortised cost using the effective interest method.

For the year ended 31 December 2022, 1,920 convertible bonds were converted to A shares (for the year ended 31 December 2021, 101,034,070 convertible bonds were converted to A shares) at the conversion price from RMB6.17 per share to RMB6.24 per share. As at 31 December 2022, the carrying amount of liability component of the remaining 58,964,010 A share convertible bonds was RMB5,250 million (31 December 2021: 58,965,930 A share convertible bonds with a carrying amount of RMB4,992 million), and the fair value of the derivative component of the remaining 58,964,010 A share convertible bonds was RMB1,708 million (31 December 2021: 58,965,930 A share convertible bonds with fair value of RMB1,222 million). For the year ended 31 December 2022, the loss on the changes in fair value of the derivative component amounted to RMB486 million was recognised (31 December 2021: loss on the changes in fair value amounted to RMB269 million).

19	BORROWINGS

Borrowings are analysed as follows:

	2022	2021
	RMB million	RMB million
Non-current
Long-term borrowings	15,316	15,389
Corporate bonds	—	1,000
Convertible bonds	5,240	4,984
Medium-term notes	13,888	16,981

	34,444	38,354

Current
Current portion of long-term borrowings	10,773	169
Short-term borrowings	53,674	25,116
Ultra-short-term financing bills	12,536	24,710
Current portion of corporate bonds and medium-term notes	8,343	7,910
Current portion of convertible bonds	10	8

	85,336	57,913

Total borrowings	119,780	96,267

The borrowings are repayable:
Within one year	85,336	57,913
In the second year	14,167	18,611
In the third to fifth year	17,599	16,747
After the fifth year	2,678	2,996

Total borrowings	119,780	96,267

Certain of the Group’s banking facilities are subject to the fulfilment of covenants relating to the Group’s certain financial ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As at 31 December 2022, for short- term borrowings with an aggregate amount of RMB27,400 million, the loan covenants relating to certain financial ratios were breached (31 December 2021: nil). The Group has obtained waiver from the respective financial institution, pursuant to which, the financial institution will not require the Group to repay the borrowings until the due dates, and will maintain the credit facilities granted to the Group.

20	LEASE LIABILITIES

At 31 December 2022, the lease liabilities were payable as follows:

	2022	2021
	RMB million	RMB million
Within 1 year	21,799	20,805
After 1 year but within 2 years	17,412	19,229
After 2 years but within 5 years	36,225	38,950
After 5 years	19,326	23,765

	94,762	102,749

The Group has significant lease liabilities which are denominated in USD as at 31 December 2022. The net exchange loss of RMB3,619 million for the year ended 31 December 2022 (2021: net exchange gain of RMB1,575 million) was mainly attributable to the translation of balances of lease liabilities which are denominated in USD.

21	TRADE PAYABLES

Ageing analysis of trade payables based on transaction date is set out below:

	2022	2021
	RMB million	RMB million
Within 1 month	420	403
More than 1 month but less than 3 months	437	221
More than 3 months but less than 6 months	265	221
More than 6 months but less than 1 year	129	268
More than 1 year	286	215

	1,537	1,328

B.	PREPARED IN ACCORDANCE WITH THE PRC GAAP

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2022

	2022	2021
	RMB million	RMB million
Revenue	87,059	101,644
Less: Operating costs	105,862	104,229
Taxes and surcharges	240	365
Selling and distribution expenses	4,555	4,993
General and administrative expenses	3,560	3,678
Research and development expenses	389	381
Finance expenses	9,240	4,025
Including: interest expense	6,006	6,202
interest income	457	675
Add: Other income	4,670	3,964
Investment income	555	284
Including: income from investment in associates and joint ventures	291	280
Loss on fair value movement	(388)	(309)
Credit losses	3	1
Impairment losses	(582)	(2,614)
Gain on assets disposals	330	399

Operating loss	(32,199)	(14,302)
Add: Non-operating income	710	660
Less: Non-operating expenses	37	261

Loss before income tax	(31,526)	(13,903)
Less: Income tax	2,172	(2,892)

Net loss for the year	(33,698)	(11,011)

(1) Net loss classified by continuity of operations:
1. Net loss from continuing operations	(33,698)	(11,011)
2. Net loss from discontinued operations	—	—
(2) Net loss classified by ownership:
1. Shareholders of the Company	(32,682)	(12,103)
2. Non-controlling interests	(1,016)	1,092

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2022

	31 December 2022	31 December 2021
	RMB million	RMB million
Assets
Current assets
Cash at bank and on hand	20,240	21,841
Derivative financial instruments	2	—
Bills receivables	—	4
Account receivables	2,656	2,894
Prepayments	619	736
Other receivables	1,943	1,275
Inventories	1,387	1,652
Assets held for sale	26	1,292
Non-current assets due within one year	152	138
Other current assets	5,746	8,034

Total current assets	32,771	37,866

Non-current assets
Long-term equity investments	6,205	5,977
Other equity instrument investment	659	563
Other non-current financial assets	49	95
Investment properties	341	305
Fixed assets	90,810	90,817
Construction in progress	33,322	31,869
Right-of-use assets	126,491	132,725
Intangible assets	6,547	6,564
Long-term receivables	744	645
Aircraft lease deposits	354	321
Long-term deferred expenses	624	768
Derivative financial instruments	27	—
Deferred tax assets	12,473	12,831
Other non-current assets	584	1,602

Total non-current assets	279,230	285,082

Total assets	312,001	322,948

	31 December 2022	31 December 2021
	RMB million	RMB million
Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	53,674	25,116
Derivative financial liabilities	1,708	1,222
Accounts payable	14,351	12,183
Contract liabilities	1,496	1,542
Sales in advance of carriage	3,383	3,716
Employee benefits payable	4,564	4,457
Taxes payable	640	1,140
Other payables	7,939	7,914
Non-current liabilities due within one year	41,167	28,990
Other current liabilities	12,536	24,710

Total current liabilities	141,458	110,990

Non-current liabilities
Long-term ban borrowings	15,316	15,389
Bonds payable	19,128	22,965
Derivative financial liabilities	—	20
Lease liabilities	72,963	81,944
Long-term payable	289	193
Provision for major overhauls	5,199	4,820
Deferred benefits and gains	760	725
Deferred tax liabilities	24	26
Other non-current liabilities	1,750	1,631

Total non-current liabilities	115,429	127,713

Total liabilities	256,887	238,703

	31-Dec 2022	31-Dec 2021
	RMB million	RMB million
Net assets
Share capital	18,121	16,948
Capital reserve	52,775	47,887
Other comprehensive income	261	159
Surplus reserve	2,579	2,579
(Accumulated losses)/retained earnings	(32,679)	43

Total equity attributable to equity shareholders of the Company	41,057	67,616
Non-controlling interests	14,057	16,629

Total equity	55,114	84,245

Total liabilities and equity	312,001	322,948

C.	RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRSs

Difference in loss and equity attributable to equity shareholders of the Company under consolidated financial information in financial statements between IFRSs and PRC GAAP

	Loss attributable to equity shareholders of the Company		Equity attributable to equity shareholders of the Company
	2022	2021	31-Dec 2022	31-Dec 2021
	RMB million	RMB million	RMB million	RMB million
Amounts under PRC GAAP	(32,682)	(12,103)	41,057	67,616
Adjustments:
Capitalisation of exchange difference of specific loans	(25)	(8)	14	39
Government grants	1	1	(4)	(5)
Adjustment arising from the Company’s business combination under common control	—	—	237	237
Income tax effect of the above adjustments	6	2	(2)	(8)
Effect of the above adjustments on non- controlling interests	1	2	(27)	(28)

Amounts under IFRSs	(32,699)	(12,106)	41,275	67,851

BUSINESS REVIEW

In 2022, the global economic growth slowed down due to factors such as inflation. The World Economic Outlook report published by the International Monetary Fund shows that the global economic growth in 2022 is 3.4%. China balanced the economic and social development, and its comprehensive national strength improved, with a GDP of RMB121 trillion, a year-on-year increase of 3.0%.

In 2022, despite the multiple challenges, China’s civil aviation industry presented a solid development trend. The Total Transport Turnover, Passenger Volume, and Cargo and Mail Volume for the whole year were 59.93 billion ton-kilometers, 250 million passengers and 6.076 million tons, respectively, back to 46.3%, 38.1% and 80.7% of 2019 levels. The Group gave top priority to aviation safety, and actively responded to the operation challenges towards the goal of high-quality development. During the Reporting Period, with the joint efforts of the management and all employees, the Group recorded 1.557 million flight hours, carried 62.64 million passengers and 1.33 million tons of cargo and mail. We won the “Best Airline in China” award by Skytrax for the first time, and have been honored as the “Best Airline of the Year” by Civil Aviation Passenger Service Evaluation (“CAPSE”) for five consecutive years, and as the First Brand in Aviation Service Industry by the Ministry of Industry and Information Technology in China Brand Power Research for 12 consecutive years.

1.	Safety Management

During the Reporting Period, the Group gave top priority to aviation safety, consolidated and intensified the three-year campaign of safety rectification, and further pushed forward the construction of seven safety systems. We developed a safety management plan focusing on organizational and systematic monitoring, drafted and improved the lists of position-based responsibilities for safety to facilitate the fulfillment of safety management responsibilities. We expanded the scope of safety audits, launched special campaigns to prevent and resolve major risks and risks in relation to fire and hazardous chemicals, and conducted large-scale safety discussion and inspection to eliminate potential problems and hazards from time to time. During the Reporting Period, the Group achieved 1.557 million hours of safe flight with continuous improvement in safety and quality.

2.	Management Response

During the Reporting Period, the Group actively developed operational response plans in response to market changes, and made every effort to enhance operating efficiency. In terms of passenger transport, we adhered to the strategy of maximizing marginal contribution while proactively capturing flight slot resources, building a customer management system framework, innovating marketing methods, and establishing a smart recommendation and content marketing platform for mobile users. We took multiple measures to ensure the efficiency of our cargo transport business, with a focus on sales of return flights from foreign countries, end customers management, and control of high-premium cabin seats and pricing. During the Reporting Period, the Group organized 9,098 freight flights converted from passenger aircrafts, and completed cargo and mail transportation volume of 1.33 million tons.

3.	Operation Service

During the Reporting Period, the Group steadily improved its operation quality with service brand highlights. We continuously carried out special actions to improve flight punctuality, optimized the fast transfer plan, established the AOC and GOC disaster recovery centers, and flight dispatching centers, maintaining a leading position in the industry in terms of flight on- time performance rate. Upholding the concept of “affinity and refinement” services, we provided “humanized, digital, refined, personalized and convenient” services, established a service quality management department, improved the service control platform, set up self-help luggage service platform and developed 125 types of “home flavor” in-flight meals.

4.	Implementation of Strategies

During the Reporting Period, the Group implemented the general strategy of high-quality development and accelerated the implementation of major strategies. We constructed the Beijing hub with high quality and continuously optimized the flight schedule of Daxing Airport, increasing the number of high-yield flights departing from the Beijing hub. The Group’s market share in Daxing Airport reached 53.7%. We have focused on improving our market control in the Greater Bay Area and actively sought to add new flight slot resources. The market share of domestic departure capacity in Guangzhou, Shenzhen, Zhuhai and Huizhou was at the forefront. We continued to promote the optimization of the five major structures of fleet, market, human resources, industry, and assets and liabilities, and explored diversified financing channels. During the Reporting Period, the Group completed a non-public issuance of shares and raised funds of approximately RMB6.05 billion.

5.	Reform and Development

During the Reporting Period, the Group successfully completed the three-year reform action and took the action of targeting world’s first-class management. We vigorously promoted the tenure system and contractual management, and improved the market-oriented operation mechanism; we continued to advance the reform of aircraft maintenance, and completed the shareholding system reform for the “double hundred enterprises” (i.e. China Southern Airlines Cargo Logistics (Guangzhou) Company Limited and China Southern Airlines General Aviation Limited); we strengthened the ESG function of the board of directors and promoted subsidiaries to establish the authorization mechanisms; we strengthened network security management, built an adaptation testing center, and passed international standard certification for information security management systems; we optimized real estate investment and operation, and formulated resource allocation standards.

6.	Social Responsibility

During the Reporting Period, the Group proactively performed social responsibilities to serve the development of rural revitalization. We fully implemented the seven actions of carbon neutrality, established an aircraft weight management system, and achieved the plastic quota targets; we carried out in-depth activities of employee care and concern, especially for front-line positions and isolated personnel, and implemented the special initiative to improve the quality of life of workers, and the youth literacy improvement program. During the Reporting Period, the Group spent RMB74.2145 million to help alleviate poverty and attracted a total investment of RMB350 million through the investment promotion.

OPERATING DATA SUMMARY

The following table sets forth operating data by geographic regions:

	For the year ended 31 December		Increase/ (decrease)
	2022	2021
			(%)
Traffic
Revenue passenger kilometers (RPK) (million)
Domestic	96,988.77	148,223.63	(34.57)
Hong Kong, Macau and Taiwan	175.05	152.48	14.80
International	4,913.87	4,050.18	21.32

Total:	102,077.70	152,426.29	(33.03)

Revenue tonne kilometers (RTK) (million)
Domestic	9,593.64	14,389.54	(33.33)
Hong Kong, Macau and Taiwan	22.86	25.48	(10.30)
International	6,767.24	6,793.68	(0.39)

Total:	16,383.74	21,208.71	(22.75)

RTK – passenger (million)
Domestic	8,546.41	13,124.43	(34.88)
Hong Kong, Macau and Taiwan	15.50	13.48	14.99
International	435.17	359.50	21.05

Total:	8,997.08	13,497.41	(33.34)

	For the year ended 31 December		Increase/ (decrease) (%)
	2022	2021
RTK – cargo (million)
Domestic	1,047.23	1,265.11	(17.22)
Hong Kong, Macau and Taiwan	7.36	12.01	(38.69)
International	6,332.07	6,434.18	(1.59)

Total:	7,386.66	7,711.30	(4.21)

Passengers carried (thousand)
Domestic	61,666.22	97,717.02	(36.89)
Hong Kong, Macau and Taiwan	157.23	147.75	6.42
International	812.62	639.89	26.99

Total:	62,636.06	98,504.66	(36.41)

Cargo and mail carried (thousand tonnes)
Domestic	633.61	765.34	(17.21)
Hong Kong, Macau and Taiwan	6.87	12.19	(43.68)
International	686.17	664.42	3.27

Total:	1,326.64	1,441.95	(8.00)

Capacity
Available seat kilometres (ASKs) (million)
Domestic	145,655.54	205,437.17	(29.10)
Hong Kong, Macau and Taiwan	410.36	463.01	(11.37)
International	7,779.24	8,021.64	(3.02)

Total:	153,845.14	213,921.82	(28.08)

Available tonne kilometres (ATKs) (million)
Domestic	16,139.92	23,431.06	(31.12)
Hong Kong, Macau and Taiwan	55.49	61.20	(9.33)
International	10,026.34	10,025.45	0.01

Total:	26,221.74	33,517.70	(21.77)

	For the year ended 31 December		Increase/ (decrease) (%)
	2022	2021
Available tonne kilometres (ATKs) – passenger (million)
Domestic	13,109.00	18,489.35	(29.10)
Hong Kong, Macau and Taiwan	36.93	41.67	(11.37)
International	700.13	721.95	(3.02)

Total:	13,846.06	19,252.96	(28.08)

Available tonne kilometres (ATKs) – cargo (million)
Domestic	3,030.92	4,941.71	(38.67)
Hong Kong, Macau and Taiwan	18.55	19.53	(4.98)
International	9,326.20	9,303.50	0.24

Total:	12,375.68	14,264.74	(13.24)

	For the year ended 31 December		Increase/ (decrease) percentage points
	2022	2021
Load factor
Passenger load factor (RPK/ASK) (%)
Domestic	66.59	72.15	(5.56)
Hong Kong, Macau and Taiwan	42.66	32.93	9.72
International	63.17	50.49	12.68
Average:	66.35	71.25	(4.90)

Overall load factor (RTK/ATK) (%)
Domestic	59.44	61.41	(1.97)
Hong Kong, Macau and Taiwan	41.20	41.64	(0.44)
International	67.49	67.76	(0.27)
Average:	62.48	63.28	(0.79)

	For the year ended 31 December		Increase/ (decrease) (%)
	2022	2021
Yield
Yield per RPK (RMB)
Domestic	0.51	0.46	10.87
Hong Kong, Macau and Taiwan	2.66	1.46	82.19
International	2.00	1.61	24.22
Average:	0.59	0.49	20.41

Yield per RFTK (RMB)
Domestic	1.31	1.18	11.02
Hong Kong, Macau and Taiwan	11.96	13.74	(12.95)
International	3.07	2.83	8.48
Average:	2.83	2.58	9.69

Yield per RTK (RMB)
Domestic	5.33	4.88	9.22
Hong Kong, Macau and Taiwan	24.23	15.23	59.09
International	4.32	3.64	18.68
Average:	4.94	4.49	10.02

Cost
Operating expenses per ATK (RMB)	4.40	3.47	26.80
Flight Volume
Kilometers flown (million)	994.38	1,317.85	(24.55)
Hours flown (thousand)
Domestic	1,373.91	1,935.98	(29.03)
Hong Kong, Macau and Taiwan	3.17	3.78	(16.19)
International	179.61	170.60	5.28

Total:	1,556.69	2,110.36	(26.24)

Number of flights (thousand)
Domestic	578.27	822.25	(29.67)
Hong Kong, Macau and Taiwan	1.84	2.27	(19.03)
International	21.43	18.80	13.99

Total:	601.54	843.32	(28.67)

Note:	Operating data are retained to two decimal places, discrepancies between the column and the total sum are due to rounding of numbers.

MANAGEMENT DISCUSSION AND ANALYSIS

I.	FINANCIAL PERFORMANCE

Part of the financial information presented in this section below is derived from the Group’s audited consolidated financial statements that have been prepared in accordance with IFRSs.

The net loss attributable to equity shareholders of the Company of RMB32,699 million was recorded in 2022 as compared to the net loss attributable to equity shareholders of the Company of RMB12,106 million in 2021. The Group’s total operating revenue decreased by RMB14,585 million or 14.35% from RMB101,644 million in 2021 to RMB87,059 million in 2022. Passenger load factor decreased by 4.90 percentage points from 71.25% in 2021 to 66.35% in 2022. Yield per RPK increased by 10.87% from RMB0.49 in 2021 to RMB0.58 in 2022. Yield per RTK increased by 10.02% from RMB4.49 in 2021 to RMB4.94 in 2022. Operating expenses decreased by RMB1,078 million or 0.93% from RMB116,340 million in 2021 to RMB115,262 million in 2022. Mainly affected by multiple adverse factors, operating loss of RMB22,542 million was recorded in 2022 as compared to operating loss of RMB9,929 million in 2021.

II.	OPERATING REVENUE

	2022		2021
	Operating revenue	Percentage	Operating revenue RMB million	Percentage %	Changes in revenue %
	RMB million	%
Traffic revenue	80,901	92.93	95,279	93.74	(15.09)
Including: Passenger revenue	60,017		75,392		(20.39)
– Domestic	49,723		68,656		(27.58)
– Hong Kong, Macau and Taiwan	466		223		108.97
– International	9,828		6,513		50.90
Cargo and mail revenue	20,884		19,887		5.01
Other operating revenue	6,158	7.07	6,365	6.26	(3.25)
Mainly including:
Commission income	2,073		2,677		(22.56)
Ground services income	282		326		(13.50)
General aviation income	431		572		(24.65)
Hotel and tour operation income	497		538		(7.62)
Cargo handling income	1,123		864		29.98

Total operating revenue	87,059	100.00	101,644	100.00	(14.35)

Less: fuel surcharge income	(6,054)		(673)		799.55

Total operating revenue excluding fuel surcharge	81,005		100,971		(19.77)

Substantially all of the Group’s operating revenue is attributable to airlines transport operations. Traffic revenue accounted for 93.74% and 92.93% of the total operating revenue in 2021 and 2022, respectively. Passenger revenue and cargo and mail revenue accounted for 74.19% and 25.81%, respectively, of the total traffic revenue in 2022. During the reporting period, the Group’s total traffic revenue was RMB80,901 million, representing a decrease of RMB14,378 million or 15.09% from prior year, because of the decrease in passenger revenue. The other operating revenue of the Group is mainly derived from commission income, ground services income, general aviation income, hotel and tour operation income and cargo handling income.

The decrease in operating revenue was primarily due to a decrease in passenger revenue by 20.39% from RMB75,392 million in 2021 to RMB60,017 million in 2022. The total number of passengers carried decreased by 36.41% to 63 million passengers in 2022. RPKs decreased by 33.03% from 152,426 million in 2021 to 102,078 million in 2022, mainly due to the impact of the travel restrictions.

Domestic passenger revenue, which accounted for 82.85% of the total passenger revenue in 2022, decreased by 27.58% from RMB68,656 million in 2021 to RMB49,723 million in 2022. Domestic passenger traffic in RPKs decreased by 34.57%, while passenger capacity in ASKs decreased by 29.10%, resulting in a decrease in passenger load factor by 5.56 percentage points from 72.15% in 2021 to 66.59% in 2022.Yield per RPK increased by 10.87% from RMB0.46 in 2021 to RMB0.51 in 2022.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 0.78% of total passenger revenue, increased by 108.97% from RMB223 million in 2021 to RMB466 million in 2022. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 14.80%, while passenger capacity in ASKs decreased by 11.37%, resulting in an increase in passenger load factor by 9.73 percentage points from 32.93% in 2021 to 42.66% in 2022. Passenger yield per RPK increased from RMB1.46 in 2021 to RMB2.66 in 2022.

International passenger revenue, which accounted for 16.38% of total passenger revenue, increased by 50.90% from RMB6,513 million in 2021 to RMB9,828 million in 2022, primarily due to the increase in number of passengers carried. For international flights, passenger traffic in RPKs increased by 21.32%, while passenger capacity in ASKs decreased by 3.02%, resulting in an increase in passenger load factor by 12.68 percentage points from 50.49% in 2021 to 63.17% in 2022. Passenger yield per RPK increased from RMB1.61 in 2021 to RMB2.00 in 2022.

Cargo and mail revenue, which accounted for 25.81% of the Group’s total traffic revenue and 23.99% of total operating revenue, increased by 5.01% from RMB19,887 million in 2021 to RMB20,884 million in 2022.

Other operating revenue decreased by 3.25% from RMB6,365 million in 2021 to RMB6,158 million in 2022.

III.	OPERATING EXPENSES

Total operating expenses in 2022 amounted to RMB115,262 million, representing a decrease of RMB1,078 million or 0.93% comparing to that of 2021. Total operating expenses as a percentage of total operating revenue increased from 114.46% in 2021 to 132.40% in 2022.

Operating expenses	2022		2021
	RMB million	Percentage (%)	RMB million	Percentage (%)
Flight operation expenses	51,241	44.46	45,569	39.17
Mainly including:
Jet fuel costs	32,669		25,505
Aircraft operating lease charges	791		920
Flight personnel payroll and welfare	10,602		10,763
Maintenance expenses	11,224	9.74	12,162	10.45
Aircraft and transportation service expenses	17,506	15.19	21,147	18.18
Promotion and selling expenses	4,355	3.78	4,705	4.04
General and administrative expenses	3,511	3.05	3,663	3.15
Depreciation and amortisation	24,266	21.05	24,241	20.84
Impairment losses on property, plant and equipment, right-of-use assets and other assets	449	0.39	2,597	2.23
Hotel and tour operation expense	418	0.36	423	0.36
External air catering service expense	343	0.30	368	0.32
Financial institution charges	72	0.06	74	0.06
Cargo handling expense	537	0.46	398	0.34
Others	1,340	1.16	993	0.86

Total operating expenses	115,262	100.00	116,340	100.00

Flight operation expenses, which accounted for 44.46% of total operating expenses, increased by 12.45% from RMB45,569 million in 2021 to RMB51,241 million in 2022, mainly resulted from the increase of jet fuel costs.

Maintenance expenses, which accounted for 9.74% of total operating expenses, decreased by 7.71% from RMB12,162 million in 2021 to RMB11,224 million in 2022 due to the decrease of flight volume.

Aircraft and transportation service expenses, which accounted for 15.19% of total operating expenses, decreased by 17.22% from RMB21,147 million in 2021 to RMB17,506 million in 2022. The decrease was primarily due to a decrease in landing and navigation fees as a result of a decrease in the amounts of take-off and landing.

Promotion and selling expenses, which accounted for 3.78% of total operating expenses, decreased by 7.44% from RMB4,705 million in 2021 to RMB4,355 million in 2022.

General and administrative expenses, which accounted for 3.05% of the total operating expenses, stayed at the same level in amounts as compared to 2021.

Depreciation and amortisation, which accounted for 21.05% of the total operating expenses, stayed at the same level in amounts as compared to 2021.

Impairment losses on property, plant and equipment, right-of-use assets and other assets, which accounted for 0.39% of the total operating expenses, decreased by 82.71% from RMB2,597 million in 2021 to RMB449 million in 2022, mainly due to the decrease of impairment provision for aircraft and related equipment.

IV.	OPERATING LOSS

Operating loss of RMB22,542 million was recorded in 2022 (2021: Operating loss of RMB9,929 million). The increase of the operating loss is mainly due to the impact of multiple adverse factors resulting in the reduction of revenue and increase in jet fuel cost.

V.	OTHER NET INCOME

Other net income increased by RMB894 million from RMB4,767 million in 2021 to RMB5,661 million in 2022, mainly due to an increase of government subsidies.

VI.	INCOME TAX

Income tax expense of RMB2,166 million was recorded in 2022 (2021: income tax credit of RMB2,894 million was recorded), mainly due to the increase of accumulated tax losses not recognised as deferred tax assets.

VII.	LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2022, the Group’s current liabilities exceeded its current assets by RMB108,004 million. For the year ended 31 December 2022, the Group recorded a net cash outflow from operating activities of RMB2,450 million, a net cash outflow from investing activities of RMB5,851 million and a net cash inflow from financing activities of RMB6,658 million, which in total resulted in a net decrease in cash and cash equivalents of RMB1,643 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2022, the Group has obtained credit facilities of RMB320,530 million in aggregate granted by several banks and other financial institute, among which approximately RMB223,729 million was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The analyses of the Group’s total interest-bearing liabilities are as follows:

Composition of interest-bearing liabilities

	31 December 2022	31 December 2021
	RMB million	RMB million
Lease liabilities	94,762	102,749
Borrowings	119,780	96,267
Long-term payables	531	291
Fixed rate interest-bearing liabilities	158,809	144,553
Floating rate interest-bearing liabilities	56,264	54,754

Analysis of interest-bearing liabilities by currency

	31 December 2022	31 December 2021
	RMB million	RMB million
USD	41,271	43,778
RMB	171,176	152,429
Others	2,626	3,100

Total	215,073	199,307

Maturity analysis of interest-bearing liabilities

	31 December 2022	31 December 2021
	RMB million	RMB million
Within 1 year	107,377	78,816
1 year but within 2 years	31,768	37,942
2 years but within 5 years	53,924	55,761
5 years	22,004	26,788

Total	215,073	199,307

Interest expense and exchange difference/net exchange loss

Interest expense decreased slightly by RMB196 million from RMB6,202 million in 2021 to RMB6,006 million in 2022.

Net exchange loss of RMB3,619 million was recorded in 2022, as compared with a net exchange gain of RMB1,575 million in 2021. Net exchange loss was primarily resulted from the depreciation of Renminbi against the U.S. dollar in 2022.

The Group’s capital structure at the end of the year is as follows:

	31 December 2022	31 December 2021	Change
Total liabilities (RMB million)	256,887	238,703	7.62%
Total assets (RMB million)	312,246	323,211	(3.39%)
Debt ratio	82.27%	73.85%	Increased by 8.42 percentage point

The Group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio increased by 8.42 percentage point compared to that of the end of 2021, mainly due to the increase in borrowing.

VIII.	MAJOR CHARGE ON ASSETS

As at 31 December 2022, no property, plant and equipment of the Group (31 December 2021: nil) were mortgaged for bank borrowings.

IX.	COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2022, the Group had capital commitments (excluding investment commitment) of RMB106,644 million (31 December 2021: RMB64,243 million). Of which, RMB97,329 million (31 December 2021: RMB54,662 million) related to the acquisition of aircraft and related flight equipment and RMB9,315 million (31 December 2021: RMB9,581 million) related to other projects of the Group.

The Group had investment commitments as follows:

	31 December 2022	31 December 2021
	RMB million	RMB million
Authorised and contracted for:
Share of capital commitments of a joint venture	52	185
Capital contributions for acquisition of interest in an associate	171	171

	223	356

Authorised but not contracted for:
Share of capital commitments of a joint venture	14	24

	237	380

Contingent liabilities

(a)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. Although such properties and buildings were used by CSAH before being leased to the Group, as known to the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 entered into between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the aforementioned properties and buildings.

(b)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. As of the date of the results announcement, the change of business registration of such land use right and buildings are still in progress. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB562 million (31 December 2021: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2022, total personal bank loans of RMB143 million (31 December 2021: RMB181 million), under these guarantees, were drawn down from the banks. During the year, RMB0.2 million has been made by the Group due to the default of payments of certain pilot trainees (2021: RMB2 million).

SUBSEQUENT EVENTS

Since the end of the reporting period to the date of publication of this results announcement, no subsequent event has occurred which had a material impact on the Group.

CHANGES IN SHARE CAPITAL STRUCTURE

Unit: Share

	31 December 2021		Increase in 2022	31 December 2022
	Number of Shares	Percentage (%)	Number of Shares	Number of Shares	Percentage (%)
I. Shares subject to restrictions on sales
1. RMB ordinary shares	2,453,434,457	14.48	803,571,428	3,257,005,885	17.97

Total	2,453,434,457	14.48	803,571,428	3,257,005,885	17.97

II. Shares not subject to restrictions on sales
1. RMB ordinary shares	10,219,858,722	60.30	30,795	10,219,889,517	56.40
2. Foreign listed shares	4,275,144,849	25.22	368,852,459	4,643,997,308	25.63

Total	14,495,003,571	85.52	368,883,254	14,863,886,825	82.03

III. Total number of shares	16,948,438,028	100.00	1,172,454,682	18,120,892,710	100.00

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2022.

PRE-EMPTIVE RIGHTS

There is no specific provision under the articles of association of the Company regarding pre-emptive rights, which does not require the Company to offer new shares to existing shareholders in proportion to their existing shareholdings when there is issuance of shares.

AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee of the Company has reviewed the audited consolidated financial statements of the Group for the year ended 31 December 2022.

COMPLIANCE WITH THE MODEL CODE

Having made specific enquiries, all Directors and Supervisors of the Company confirmed that they had complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) for the year ended 31 December 2022. The code of conduct adopted by the Company regarding securities transactions by the Directors and Supervisors is no less stringent than the Model Code.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Board considers that the Group has complied with the code provisions of the Corporate Governance Code as set out in Part 2 of Appendix 14 to the Listing Rules for the year ended 31 December 2022.

DIVIDENDS

Considering that the Company suffered an operating loss for year of 2022, which does not meet the conditions for profit distribution as required under the Articles of Association of the Company, the Board did not recommend any payment of cash dividend or conversion of capital reserve into share capital or other profit distribution of the Company for the year of 2022. The proposal in relation to the profit distribution plan is still subject to the consideration and approval of the shareholders’ general meeting of the Company.

2023 OUTLOOK

Looking ahead to 2023, the global economy is facing constraints such as rising inflation level and tightening monetary policies, and expectation of a slowdown in economic growth continues to rise. According to the International Monetary Fund’s projection, global economic growth is expected to be 2.9% in 2023.

In 2023, China will adhere to the general tone of seeking progress while maintaining stability, fully and accurately implement the new development concept, accelerate the construction of a new development pattern, focus on promoting high-quality development, better coordinate development and security, and make a good start for building China into a modern socialist country in all respects.

Facing the complex domestic and international environment, the Group will maintain the overarching approach for high quality development, ensure sustainable and high-quality safety, consolidate the leading advantages of operation, accelerate the implementation of strategies, promote deep breakthroughs in reform, and strive to build the Group into a world-class aviation transportation enterprise with global competitiveness.

1.	Continuously building a solid safety foundation and maintaining a good safety situation

The Group will continue to improve the safety quality, deepen the development of the seven safety systems, ensure practical fulfillment of the safety principal responsibilities and supervisory responsibilities, and standardize safety management behaviors; establish the competency model of safety management personnel, and improve the mechanism of regular qualification and capability check for key personnel; deepen the dual prevention mechanism of graded risk control and hidden danger identification and rectification, and keep a close eye on the risks in key areas; build a digital safety ecology and create a safety data center. In 2023, the Group will ensure safe aviation throughout the year.

2.	Making every effort in management response and taking multiple measures for efficiency improvement

The Group will seize the opportunity of market recovery to pursue better operating results. We will pay close attention to policy changes, make every effort to secure resources and overseas flight slot resources, and resume international flights in an orderly manner; build a product management system, fully promote the customer management system, promote the account manager system and the integrated operation for group account managers and channel managers, and develop incremental customers at Daxing Airport; coordinate the deployment of new cargo aircraft capacity, strengthen the return sales of cargo aircraft and the acquisition of belly-hold cargo sources, pay close attention to the development opportunities in relation to the Regional Comprehensive Economic Partnership Agreement, promote the development of the “dual system” of customer management and product management, and extend customer service capabilities.

3.	Further driving lean control and consolidating the cornerstone of high-quality development

The Group will accelerate the establishment of a long-term mechanism for lean cost control to enhance risk resilience. We will make the cost list as detailed as possible, build a cost performance index system and promote the establishment of cost control mechanism; continue to promote the Golden Idea efficiency project, optimize the large demonstration cost operation and form a long- term mechanism for project-based management; continue to promote the optimization of asset and liability structure, strengthen financial leverage constraints, control the growth of the scale of interest-bearing liabilities and prevent debt risks and capital risks; actively revitalize inefficient and ineffective assets and establish a scientific and reasonable asset operation performance index system.

4.	Continuously improving the operation quality to create a top service brand

The Group will continue to improve operational efficiency and service quality. We will continue to optimize the flight guarantee process, build a flight on-time performance rate index system from the customer’s perspective; continue to build benchmark projects of lean operation management to improve the efficiency of aviation fuel usage; comprehensively promote the implementation of “humanized, digitalized, refined, personalized and convenient” services, build a scientific and effective service quality management system, accelerate the construction of service digitalization and refinement, continue to build six service business cards, and polish the “affinity and refinement” service brand; implement brand guidance actions, build a brand management system, and improve brand awareness and competitiveness.

5.	Accelerating the implementation of strategies and continuously developing the development space

The Group will maintain strategic focus and ensure the implementation of key strategies for high- quality development one by one. We will build the Beijing hub with high quality, improve the domestic route network, restore and open new international and regional routes, and strengthen the management of medium and high-value customers; enhance the market control in the Greater Bay Area, and enrich the departure route network featuring four integrations in “network, market, product and service”; further promote the adjustment and optimization of the five major structures, control the growth rate of the fleet, revitalize human resources and adjust the industrial structure; strengthen the ecosystem construction and improve the supply chain management; accelerate the digital transformation, strengthen digital support, and build an open, collaborative and shared IT R&D ecology.

6.	Promoting deep breakthroughs in reform and enhancing the endogenous power for development

The Group will continue to intensify reform to further stimulate the power and vitality. We will continue to optimize the market-oriented accounting system, establish and improve the linkage mechanism of performance evaluation and salary distribution, improve the market-oriented employment mechanism, and actively explore and implement the professional manager system; optimize the structure of the board of directors of subsidiaries, improve the differentiated authority delegation management of the board of directors; strengthen the management of procurement categories and promote the transformation to supply chain management; carry out special actions of value creation based on world-class standard, deepen the reform of the system and mechanism of scientific and technological innovation, and actively tackle the difficulties in scientific and technological research and development projects.

PUBLICATION OF ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY

The 2022 annual report of the Company, which contains consolidated financial statements for the year ended 31 December 2022, with an unmodified auditor’s report, and all other information required under Appendix 16 to the Listing Rules will be despatched to the shareholders of the Company and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.csair.com) in due course.

By order of the Board
China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 March 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.